[LETTERHEAD OF BOIS D'ARC ENERGY, INC.]

CORRESP
July 30, 2007
BY FACSIMILE (202-772-9369) AND EDGAR

Securities and Exchange Commission
100 F Street N.E.,
Washington, D.C. 20549

Re:	Bois d'Arc Energy, Inc.
Form 10-K, filed March 1, 2007
File No.:  1-32494

Ladies and Gentlemen:

The following are the responses of Bois d'Arc Energy, Inc. (the "Company") to the comments contained in the Staff's comment letter dated July 24, 2007 (the "Comment Letter") concerning the above-referenced 10-K (the "10-K").  The responses are numbered to correspond to the numbers of the Comment Letter.

General

1.	In your next response letter to us, please provide the representations requested at the end of our comment letter.

The management of Bois d'Arc Energy, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 40

Securities and Exchange Commission
July 30, 2007

2.
In your response to comment three from our letter dated June 26, 2007 you indicate that future filings may include reconciliations of computations including and excluding the identified amounts.  Please note that it appears that this would result in the presentation of a non-GAAP measure and would require compliance with Item 10(e) of Regulation S-K.  Given that the adjustments relate to the impact of hurricanes, particular attention should be given to Item 10(e)(1)(ii)(B) of Regulation S-K.  Also, refer to the guidance provided in the answer to Question 8 in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" which can be found at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

The Company recognizes its obligations to comply with Item 10(e) of Regulation S-K when presenting non-GAAP measures.  In our future filings, should we elect to explain fluctuations through computations including and excluding certain amounts, we will ensure that to the extent these disclosures include non-GAAP measures all appropriate presentations, including reconciliation of the non-GAAP measure to the related GAAP measure, are included.

If you have any questions regarding our response, please do not hesitate to contact the undersigned at (972) 668-8800.

                 Very truly yours,

                 /s/ Roland O. Burns
                 Roland O. Burns
                 Senior Vice President and Chief Financial Officer

RDS/